Filed by United Rentals
pursuant to Rule 425 under the
Securities Act of 1933, as amended.
Subject of the offer: RSC Holdings
(Commission File No.: 001-33485)
URI Employee Conference Call Script
MJK:
•	Good morning.
•	As you may know, a few hours ago we announced that we had reached an agreement to acquire RSC.
•	This is very exciting news! ... and an unprecedented milestone in the equipment rental industry. We are combining two respected businesses to create a new, best-in-class rental company.
•	All of us at United Rentals have worked hard to build one of the leading equipment rental providers in North America, grounded in financial and operational strength.
•	And we’ve come a long way! It’s particularly gratifying that we made some of our best progress in the past three years, when the economy was incredibly challenging.
•	Today, we are stronger than we have ever been at any other time in our history.
•	It is exactly this strength that has allowed us to step forward and structure this deal with RSC.
•	This is a transformational moment in our history, and both companies have a great deal to be proud of.
•	We have a lot of respect for one another. And by combining forces, we are bringing together a wealth of best practices and talent.
•	RSC and United Rentals share a similar philosophy of customer service, safety, and commitment to excellence. We will learn from them, and they will learn from us.

•	As we begin to integrate our businesses, we’ll leverage the best practices and expertise from both companies.
•	We’ll welcome our new colleagues, as we do with every acquisition, and look for ways to become a better company in the process.
[pause]
•	Before I continue, I want to ask our Chairman, Jenne Britell, to say a few words. Our board of directors was unanimously behind the decision to acquire RSC, and they share in our excitement about this deal. Jenne ...
JB:
•	Thank you Michael, and hello everyone.
•	This is a very important moment for United Rentals employees. You’ve helped this company transform itself in many ways over the past three years, and it is to your credit that we are in a position to make this unprecedented announcement today.
•	This morning, as the press release was going out, I was thinking back to my first Employee Call as Chairman, not long after the Cerberus deal fell through. There was a lot of uncertainty in the air.
•	When Michael opened up the call for Q&A, the first question that came from the field was: “Is the company for sale?” I was able to respond with a firm “No” because the board had reached that conclusion.
•	Today, you have further proof of that. United Rentals is a leader, and we intend to remain a leader. We are investing in that position ... and in our customers ... and in you, at a level that is unequalled in our industry.
•	It’s a measure of how much we all believe in this company. And I’m thrilled to be here as your Chairman, to share this moment with you.
•	I know Michael has some more information he wants to give you, so I’ll turn it back over to him. Michael ...
MJK:
•	Thank you, Jenne. So that’s where we are today. And I know you’re wondering, “What’s next?”

•	Well, first of all, it will take a number of months for the transaction to close because we’re both public companies. So we need approvals from stockholders and regulators.
•	The management team will be working to move that process along, and we are expecting to close the deal in the first half of 2012.
•	At this point, I can tell you that our company name will remain the same and our headquarters will stay in Greenwich.
•	I will be remaining in my position as CEO.
•	From an employee perspective, salaries and benefits will remain unchanged through December 31, 2012. Whatever you elected for 2012 will remain in effect for the full year. And we still intend to do a merit increase in 2012.
•	For our salespeople, there will be no change to the incentives, commissions and bonus structure we originally intended for 2012, although the sales opportunities themselves may change during the course of the year. The 2012 structure will be communicated in early January, as it is each year.
•	Both United Rentals and RSC provide strong and very similar compensation, healthcare and employee benefit programs. Even so, we know that small differences can have a big impact, and we plan to be very careful in selecting the best programs. We’ll be sure to communicate with you regularly on this topic so that you’re well aware of our plans for the future.
•	On the subject of communication, we will do our best to keep you informed as much as possible every step of the way. As you know, United Rentals has always maintained a culture of openness. That’s not going to change. If anything, these channels will be used more frequently in anticipation of our expanded employee base.
•	Between now and when we close, I want to emphasize that it is business as usual for us. Remember, the deal hasn’t closed yet. You should handle sales calls, quotations and other customer situations the same way you handle them now, according to our company’s objectives for rate management, fleet management, customer service and margin improvement. Our strategy for capturing business is still exactly the same.

•	The most important priority for all of us is to continue to provide our customers with the consistently high level of commitment they have come to expect from us. That commitment has got us to where we are today, and it’s important that we never take our eye off the ball. Customers will be watching us closely during the transition. We need to meet every expectation.
•	Before I take your questions, I want to take a moment to thank all of you for being part of the team. We have transformed United Rentals over the past few years, and now we’re about to take another momentous step forward together. There are some exciting days ahead!
•	Now I’d like to hear what you have to say.
Q&A
•	I think that wraps up Q&A.
•	Thank you for your time today, and please feel free to contact yourHR manager with any further questions. You’ll be hearing more from us as things move forward!
Cautionary Statement Regarding Forward-Looking Statements
This document contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and in the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to United Rentals or RSC Holdings, the management of either such company or the transaction, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. United Rentals and RSC Holdings undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the equipment rental industries, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents United Rentals and RSC Holdings have filed with the U.S. Securities and Exchange Commission as well as the possibility that (1) United Rentals and RSC Holdings may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of United Rentals and RSC Holdings; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction; and (6) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the Securities and Exchange Commission by United Rentals and RSC Holdings. United Rentals and RSC Holdings give no assurance that it will achieve its expectations and does not assume any responsibility for the accuracy and completeness of the forward-looking statements.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of United Rentals and RSC Holdings described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the Securities and Exchange Commission. All forward-looking statements included in this document are based upon information available to United Rentals and RSC Holdings on the date hereof; and United Rentals and RSC Holdings assumes no obligations to update or revise any such forward-looking statements.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
This document relates to a proposed transaction between United Rentals and RSC Holdings, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by United Rentals. This document is not a substitute for the registration statement and joint proxy statement/prospectus that United Rentals will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about United Rentals and RSC Holdings, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, in the Investor Relations portion of the United Rentals website at http:// http://www.ur.com/investor under the heading “Investors” and then under “SEC Filings.” Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Investor Relations at 203-618-7318.
Participants in Solicitation
United Rentals, RSC Holdings and their respective directors and executive officers and certain members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of United Rentals and RSC Holdings in connection with the proposed transaction. Information about the directors and executive officers of United Rentals and their ownership of United Rentals common stock is set forth in the proxy statement for the United Rentals 2011 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 31, 2011. Information about the directors and executive officers of RSC Holdings and their ownership of RSC Holdings common stock is set forth in the proxy statement for the RSC Holdings’ 2011 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 16, 2011. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.